SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIVE STAR SENIOR LIVING INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

33832D205

(CUSIP Number)

Richard W. Siedel, Jr.

Chief Financial Officer and Treasurer

Diversified Healthcare Trust

(formerly known as Senior Housing Properties Trust)

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 796-8350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D205		13D/A	Page 2 of 6 Pages

1.	Names of Reporting Persons Diversified Healthcare Trust (formerly known as Senior Housing Properties Trust)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,691,658[1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,691,658

1  On September 30, 2019, Five Star Senior Living Inc. effected a reverse stock split pursuant to which every ten shares of common stock, par value $.01 per share, of Five Star Senior Living Inc. were converted and reclassified into one share of common stock, par value $.01 per share, of Five Star Senior Living Inc., subject to the receipt of cash in lieu of fractional shares. The amounts set forth in this Schedule 13D/A are presented after giving effect to that reverse stock split.

CUSIP No. 33832D205	13D/A	Page 3 of 6 Pages

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,691,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person OO

CUSIP No. 33832D205	13D/A	Page 4 of 6 Pages

This Amendment No. 1 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission on April 5, 2019 (the “Schedule 13D”), is being filed by Diversified Healthcare Trust (formerly known as Senior Housing Properties Trust), a Maryland real estate investment trust (“DHC” or the “Reporting Person”) to report the Reporting Person’s acquisition of additional shares of common stock, par value $.01 per share (“Common Shares”), of Five Star Senior Living Inc. (the “Issuer”) pursuant to the Transaction Agreement, dated April 1, 2019, between DHC and the Issuer (the “Transaction Agreement”).

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the Common Shares of the Issuer. The Issuer’s principal executive offices are located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.   Identity and Background.

The information contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3.   Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended and restated as follows:

See Item 4 below.

DHC beneficially owns 10,691,658 Common Shares, 10,268,158 of which were acquired by DHC on January 1, 2020 pursuant to the Transaction Agreement, 100,000 of which were purchased by DHC as part of an underwritten public offering of Common Shares by the Issuer completed on June 21, 2011, 320,000 of which were acquired by DHC pursuant to a lease realignment agreement with the Issuer, entered into on August 4, 2009, and 3,500 of which were retained by DHC following its December 31, 2001 spinoff of the Issuer.

Item 4.   Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

Pursuant to the Transaction Agreement, effective January 1, 2020 (the “Conversion Time”):

•                  DHC and the Issuer’s five master leases for all of DHC’s senior living communities that the Issuer leased from DHC as of immediately prior to the Conversion Time, as well as the then existing management agreements and pooling agreements between DHC and the Issuer for DHC’s senior living communities that the Issuer managed for DHC, were terminated and replaced (the “Conversion”), with new management agreements for all of these senior living communities;

•                  the Issuer issued 10,268,158 Common Shares to DHC, so that, together with DHC’s then owned Common Shares, DHC now owns 33.9% of the outstanding Common Shares.  In addition, pursuant to a pro rata distribution to holders of DHC’s common shares of beneficial interest declared by DHC on December 3, 2019 to its record holders as of December 13, 2019 of the right to receive an aggregate of 51.1% of the outstanding Common Shares, the Issuer issued on a pro rata basis to such holders, an aggregate of 16,119,563 Common Shares, subject to cash being paid in lieu of any fractional shares; the noted percentage ownership amounts are post-issuance as of January 1, 2020, giving effect to both share issuances, and those share issuances are referred to in this Schedule 13D/A as the “Share Issuances”; and

•                  as consideration for the Share Issuances, DHC provided the Issuer with $75 million of additional consideration, by way of its payment or assumption of $75 million in certain of the Issuer’s current and future working capital liabilities, pursuant to the terms of the Transaction Agreement (collectively, with the Conversion and the Share Issuances, the “Restructuring Transactions”).

CUSIP No. 33832D205	13D/A	Page 5 of 6 Pages

Also effective January 1, 2020, the Issuer terminated the credit agreement, pursuant to which DHC had extended to the Issuer a $25 million line of credit in connection with the Transaction Agreement.

Item 5.   Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)              The Reporting Person beneficially owns 10,691,658 Common Shares, which represents 33.9% of the issued and outstanding Common Shares as of January 1, 2020.  DHC has sole power to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

Adam D. Portnoy beneficially owns 2,000,115 Common Shares (a portion of which are subject to vesting requirements), which represents approximately 6.3% of the issued and outstanding Common Shares as of January 1, 2020 and which are not included in the percentages owned by the Reporting Person.  Mr. Portnoy has sole power to direct the vote and sole power to dispose or direct the disposition of 27,332 of such Common Shares.  In addition, as president, sole trustee and a beneficial owner of ABP Trust, Mr. Portnoy may be deemed to beneficially own 1,972,783 Common Shares beneficially owned by ABP Trust. 1,799,999 of these Common Shares are directly owned by ABP Acquisition LLC (“ABP LLC”), a wholly owned subsidiary of ABP Trust, and 172,784 of these Common Shares are directly owned by ABP Trust.  The Reporting Person expressly disclaims any beneficial ownership of the Common Shares beneficially owned by Mr. Portnoy, ABP Trust and ABP LLC.

To the Reporting Person’s knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 40,215 Common Shares (a portion of which are subject to vesting requirements), which represents less than 1% of the issued and outstanding Common Shares and which are not included in the percentages owned by the Reporting Person.  The Reporting Person expressly disclaims any beneficial ownership of these Common Shares. To the Reporting Person’s knowledge, the other individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Common Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D/A are based on 31,542,613 Common Shares outstanding as of January 1, 2020, such number of shares being based on information provided by the Issuer.

(c)                                  In addition to the transactions described in Item 4 above, on December 11, 2019, Jennifer B. Clark, Jennifer F. Francis and Richard W. Siedel, Jr. were granted an aggregate of 6,000 Common Shares under the Issuer’s equity compensation plan (a portion of which are subject to vesting requirements) for services rendered to the Issuer.

(d)                                 Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D/A.

(e)                                  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 7.   Material to be Filed as Exhibits.

The information contained in “Item 7. Material to be Filed as Exhibits” of the Schedule 13D is not being amended by this Schedule 13D/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2020
(Date)

DIVERSIFIED HEALTHCARE TRUST

/s/ Richard W. Siedel, Jr.
(Signature)
Richard W. Siedel, Jr., Chief Financial Officer and Treasurer
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).